EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Kintera, Inc. pertaining to the registration of 5,272,243 shares of common stock and to the incorporation therein of our reports dated March 14, 2006, with respect to the consolidated financial statements and schedule of Kintera, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, Kintera, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Kintera, Inc. filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Diego, California

December 22, 2006